  EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-238933 on Form F-10 and to the use of our reports dated March 31, 2022 relating to the financial statements of Northern Dynasty Minerals (“Northern Dynasty”) and the effectiveness of Northern Dynasty’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2021.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 31, 2021